

December 20, 2013

<u>Via E-mail</u>
Christopher Jones
Chief Executive Officer
Uranium Resources, Inc.
405 State Highway Bypass 121
Building A, Suite 110
Lewisville, TX 75067

      Re: Uranium Resources, Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed March 18, 2013
              File No. 001-33404

Dear Mr. Jones:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/Tia L. Jenkins

                  Tia L. Jenkins
                  Senior Assistant Chief Accountant
                  Office of Beverages, Apparel, and Mining